Exhibit 10.8

EXECUTION COPY

DISTILLERS GRAINS MARKETING AGREEMENT

THIS DISTILLERS GRAINS MARKETING AGREEMENT (the “Agreement”) is made and entered into as of the 25th day of September, 2006 (the “Effective Date”) by and between CARGILL, INCORPORATED (“Cargill”) acting through its the Non-Grain Feed Ingredients Business Unit and Pioneer Trail Energy, LLC (“Producer”), collectively referred to hereinafter as “Parties” or individually as a “Party”.

RECITALS

WHEREAS, Cargill markets and distributes DG (as defined below); and

WHEREAS, Producer will produce DG upon construction and start-up of a commercial facility at Wood River, Nebraska that will produce denatured fuel-grade ethanol (the “Facility”), which Facility is anticipated to produce approximately 115 million net gallons per year; and

WHEREAS, Cargill desires to market and distribute Producer’s DG; and

WHEREAS, Cargill and Producer have executed that certain Master Agreement of even date herewith (the “Master Agreement”); and

NOW, THEREFORE, in consideration of the foregoing, the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows.

AGREEMENT

1. MARKETING.

1.1 Exclusivity. Producer hereby agrees to sell to Cargill, and Cargill agrees to purchase and market, 100% of Producer’s production of distiller’s dried grains, distiller’s dried grains with solubles, wet distiller’s grains, modified wet distiller’s grains, modified dried distiller’s grains and condensed distiller’s solubles produced from corn (collectively, “DG”) produced at the Facility, including any expansion or increase in capacity at the Facility. Producer agrees that Cargill will be the exclusive marketer of Producer’s DG and that Producer will not market any DG during the term of this Agreement. Notwithstanding any other provision of this Agreement, in the event Cargill delivers to Producer written notice of a Force Majeure as provided in Section 3(b) of the Master Agreement, Producer may, upon delivery of written notice to Cargill but subject to the terms of the Confidentiality Agreement, market, either directly or indirectly, the DG produced or stored at the Facility during the expected duration of the Force Majeure, as determined in consultation with Cargill.

1.2 Marketing Objectives. Cargill and Producer shall consult regularly with respect to Cargill’s marketing efforts and strategies for Producer’s DG purchased by Cargill, and shall provide Producer with information related to industry trends, quality feedback, potential product improvements and customer developments. Once each week during the term of this Agreement,

Cargill shall provide Producer with a report (in a form to be agreed upon by the Parties not less than thirty (30) days prior to the Projected Date of First Delivery) that shall include fixed price, total sales, and guidance on product mix storage information relating to Producer’s DG. Producer intends to use this weekly report to update its distillers grains position sheet (“DGPS”) and as a basis for potentially entering into hedging transactions with third parties. Producer shall provide its DGPS to Cargill, and Cargill shall use the DGPS as a source of sales guidance for selling up to a given quantity of DG at certain price intervals for a specified delivery period. From time to time during the term of this Agreement, Cargill may enter sales agreements with third-party purchasers of the DG, which contracts are dependent on the availability of DG from Producer. Cargill shall notify Producer prior to entering into any sales agreement for Producer’s DG for quantities of DG exceeding 10,000 tons. Producer agrees that it will not share any competitively sensitive information provided by Cargill (including without limitation information related to DG prices, marketing plans, and ongoing or proposed customer negotiations) with Producer’s Affiliates, if any, which compete with Cargill for sales of DG. The DGPS shall not be binding on either Party.

1.3 Final Authority; Long Term Sales Agreements. Notwithstanding anything to the contrary herein but without limiting the obligations of Cargill hereunder, Cargill shall have the authority to make final determinations with respect to all marketing and sales decisions and strategies, and Producer agrees to accept such determinations; provided, however, that Producer’s consent (not to be unreasonably withheld or delayed) shall be required prior to Cargill entering into any long-term sales agreement for Producer’s DG. For purposes of this Article, a “long-term sales agreement” shall be a sales agreement for Producer’s DG with a term in excess of thirty-two (32) weeks and for quantities of distiller’s wet or modified distiller’s wet grains equal to or exceeding 75,000 tons and for quantities of distiller’s dried or modified distiller’s dried grains equal to or exceeding 25,000 tons.

1.4 Agency Sales. Notwithstanding any other provision of this Agreement, in the event Cargill proposes to market Producer’s DG to a third party pursuant to a long-term sales agreement, Cargill shall enter into a contract for the sale of such DG to such third party as agent for Producer pursuant to which Cargill shall assume the credit risk under such third party contract and bear all sales, marketing, logistic services/management costs and collection costs after the DG produced at the Facility passes across the Title Transfer Point.

2. MASTER AGREEMENT AND TRADE RULES. The terms and conditions of the Master Agreement are hereby incorporated herein by reference. To the extent any provision of the Master Agreement conflicts with a provision contained herein, the provision contained herein will control. Terms capitalized but not defined in this Agreement shall have the meanings ascribed to them by the Master Agreement. This Agreement shall be governed by the then-current Feed Trade Rules of the National Grain and Feed Association (the “Trade Rules”), unless otherwise specified. In the event the Trade Rules and the terms and conditions of this Agreement conflict, this Agreement shall control.

3. PRICE AND COMMISSION.

3.1 Price and Commission. Cargill shall pay Producer for its DG in accordance with the terms set forth in Exhibit A. Producer shall pay Cargill a commission for its DG marketing as calculated in Exhibit A. Cargill shall deduct this commission as provided in Exhibit A.

3.2 Minimum Annual Commission. In the event the DG production at the Facility does not equal 247,500 tons (on a dry equivalent basis) per Contract Year (i.e., a twelve month period beginning on the Projected Date of First Delivery and each anniversary of such date), Producer will, promptly upon Cargill’s demand, pay to Cargill a minimum commission on the deficiency volume. The minimum commission shall be calculated as follows: the deficiency volume for such Contract Year (i.e., 247,500 tons less the number of tons actually produced during such Contract Year and provided to Cargill for removal) shall be split between dry products and wet products based on the ratio of dry products to wet products produced at the Facility during such Contract Year. Producer shall pay Cargill $2/ton on the deficiency volume allocable to dry products, and $3/ton on the deficiency volume allocable to wet products.

3.3 Commission Adjustment. On the fifth (5th) anniversary of the Effective Date of this Agreement, upon the written request of either Party, the Parties shall negotiate in good faith an adjustment to the commission to take into account changes in market conditions, operating conditions or costs, including overhead costs, inflation or other factors; provided, however, that in the event the Parties are unable to agree to any such adjustments within thirty (30) days following commencement of such negotiations, no adjustment to the commission will be made.

4. PAYMENT.

4.1 Payment Procedures. Cargill shall invoice each customer within one Business Day of shipment of each load of DG from the Facility. Cargill shall pay Producer for all such DG within thirty (30) days of invoicing each customer, in accordance with the terms set forth in Exhibit A. Notwithstanding the foregoing, Producer acknowledges that Cargill may, with the prior consent of Producer (such consent not to be unreasonably withheld or delayed), arrange for DG to be transported from the Facility in railcars to a facility where such DG will be unloaded from such railcars and loaded into trucks for distribution to customers (each such transaction, a “Transload Sale”). With respect to Transload Sales, Cargill shall invoice customers within one (1) Business Day of the transfer of DG from a railcar to a truck, and shall pay Producer for such DG within thirty (30) days of such invoice, in accordance with the terms set forth in Exhibit A.

4.2 Storage. Producer acknowledges that Cargill may place its DG in storage rather than selling it to customers due to market conditions. However, if, following consultation with Cargill in accordance with Section 1.2, Producer desires that the DG be sold to customers rather than placed in storage, (a) Cargill, at its option, shall either (x) sell such DG to its customers rather than placing it in storage, or (y) place such DG in storage and pay to Producer the current fair market value of such DG as determined by the Parties, which value shall be deemed to be the “F.O.B. Facility Price” or the “Delivered Sale Price” (as applicable, for purposes of Exhibit A) for such DG; and (b) Cargill shall, with respect to such DG, be relieved of the obligation imposed by Section 9.1 to maximize the DG price and achieve the best available return to Producer. If Producer consents to such storage, then the cost of transportation to and from storage and the cost of maintaining such outside storage shall be considered Accessorial Charges and Producer shall be responsible for reimbursing Cargill for such Accessorial Charges in accordance with Section 5.

5. COSTS; TITLE AND RISK OF LOSS. Except as otherwise provided in this Agreement, Cargill will bear all sales, marketing, logistics services/management costs and collection costs after the DG produced at the Facility passes across the scale into outbound railcars or trucks at the Facility (the “Title Transfer Point”). Title and risk of loss to the DG shall transfer from Producer to Cargill at the Title Transfer Point. Until such time, Producer shall be deemed to be in control of and in possession of and shall have title to and risk in the DG. Cargill shall also assume responsibility for payment of Accessorial Charges (as defined in Exhibit A) to third parties; provided, however, that Producer agrees that, except as specified in the next succeeding sentence, Cargill shall deduct and setoff the Accessorial Charges from and against payments due to Producer by Cargill. In the event any specified Accessorial Charge (as evidenced in writing) exceeds $50,000, Cargill may demand, in writing, that Producer reimburse Cargill for such Accessorial Charge, in which case Producer shall reimburse Cargill as aforesaid within ten (10) calendar days of receipt of Cargill’s demand.

6. LOGISTICS AND TRANSPORTATION; FACILITY STORAGE.

6.1 Logistics and Transportation. Cargill shall perform certain logistics functions for Producer, including the arranging of rail and truck freight, bills of lading, and scheduling pick-up appointments, provided that Producer shall be a party to, or third party beneficiary of, each rail or truck transportation agreement. Transportation by truck may be provided at Cargill’s discretion. Cargill shall determine the method of transporting DG to third parties. Notwithstanding anything to the contrary herein, Producer shall be solely responsible for any damage to any trucks, railcars or equipment caused by its acts or omissions. Further, Producer agrees that it shall be solely responsible for furnishing a minimum of 200 covered hopper railcars to service the Facility and transport DG via railcar to customers. The time and place of delivery for DG marketed pursuant to this Agreement shall be such time and place as such DG is unloaded at a customer’s facility and accepted by such customer.

6.2 Loading. Cargill shall schedule the loading and shipping of all outbound DG purchased hereunder, but all labor and equipment necessary to load trucks and railcars and other associated costs shall be supplied and borne by Producer without charge to Cargill. DG shall be available for loading and shipment twenty-four (24) hours per day, Monday through Sunday, except on Scheduled Holidays. For purposes of this Agreement, “Scheduled Holidays” are New Years Day, Presidents Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving Day, the day after Thanksgiving Day, Christmas Eve Day and Christmas Day. Producer agrees to handle the DG in a good and workmanlike manner in accordance with Cargill’s reasonable written requirements and normal industry practice. Producer shall maintain the truck and railcar loading facilities in safe operating condition in accordance with normal industry standards and will visually inspect all trucks and railcars to ensure: (a) their cleanliness so as to avoid adulteration and contamination; and (b) that such trucks and railcars are in a condition suitable for transporting the DG under applicable law. Cargill agrees that its employees will follow all reasonable safety rules and procedures promulgated by Producer and provided to Cargill in writing. Producer will supply product description tags, certificates of analysis, bills of lading and/or material safety data sheets that are applicable to all shipments.

6.3 Facility Storage. Producer shall have storage space at the Facility, at its sole cost, for not less than 12,650 tons of distiller’s dried grains and dried distiller’s grains with solubles, which shall be continuously available for storage of DG so as to provide flexibility in marketing efforts. If Producer expands its ethanol production capacity, Producer shall correspondingly expand its DG storage capacity. Further, Producer shall be responsible at all times for the quality and condition of DG in storage at the Facility. Cargill shall schedule for removal by truck or railcar the actual quantity of DG produced by Producer in the relevant week less the amount of DG that Cargill requests Producer to store at the Facility. Subject to the terms and conditions of the railcar exchange agreement to be entered into between the Parties, Cargill shall use commercially reasonable efforts to arrange transportation and deliveries of DG so that excess inventories do not limit ethanol production at the Facility. All truck freight charges and rail tariff rate charges shall be billed directly to Cargill and deducted by Cargill from the proceeds of Cargill’s DG sales to customers.

6.4 Demurrage. In the event demurrage, detention or wait time is incurred before and after loading, and except as provided in the next succeeding sentence, Cargill shall make a reasonable effort to recover an amount equal to such demurrage from the party responsible for the demurrage; provided, however, that if Cargill is not successful in recovering such amount, Producer shall promptly pay such amount to Cargill as an Accessorial Charge. In the event that additional costs or expenses (included without limitation demurrage and wait time) are incurred by Cargill as a result of any act or omission by Producer (including without limitation Producer’s failure to provide the labor, equipment and facilities necessary to meet Cargill’s loading schedule), then Producer shall be responsible for all such costs and expenses incurred by Cargill resulting from or arising in connection with Producer’s act or omission.

7. QUALITY.

7.1 DG Specifications. Producer covenants that at all times during the term of this Agreement it shall produce DG that, upon unload and acceptance at the customer’s facility, meets the respective specifications set forth in Exhibit B (the “Specifications”) and is free-flowing. Cargill shall have the right (but not the obligation) to test each shipment of DG to ascertain that the Specifications are being met. In the event the DG, upon unload and acceptance at the customer’s facility, does not meet the Specifications and the terms of this Agreement or is not free-flowing, Cargill may, in its sole discretion (i) reject such DG and require Producer to promptly replace such non-conforming DG with DG that complies with the Specifications and/or is free-flowing; or (ii) accept the DG for marketing and adjust the price based on market demand to reflect the inferior quality, as provided in Exhibit A. If Cargill rejects any non-conforming DG, Cargill will use reasonable efforts to assist Producer in identifying a use or market for the non-conforming DG, which may include sale of the non-conforming DG or, with Producer’s consent, reprocessing at the Facility.

7.2 Feed Ingredient Standards. Producer understands that Cargill intends to market DG produced under this Agreement as a primary animal feed ingredient, and that said products are subject to minimum standards for such use. Producer agrees and warrants that DG, upon unload and acceptance at the customer’s facility, shall be acceptable in the feed trade under then-

current industry standards and shall be an approved feed ingredient under applicable standards promulgated by the Association of American Feed Control Officials Incorporated.

7.3 Compliance with FDA and Other Standards. Producer covenants that the DG, upon unload and acceptance at the customer’s facility, will not be “adulterated” or “misbranded” within the meaning of the Federal Food, Drug and Cosmetic Act (the “Act”) and that each shipment may lawfully be introduced into interstate commerce under the Act. Improper cleaning of trucks or railcars that have previously hauled prohibited mammalian protein products may render the next load of product adulterated and/or misbranded under federal law. Accordingly, Producer covenants that it shall comply with the clean-out procedures set forth in the FDA regulation at 21 CFR 589.2000, as amended. Furthermore, Producer covenants that the DG, upon unload at the customer’s facility, shall comply with all state and federal laws, rules and regulations (including without limitation the Trade Rules) including those governing quality, naming and labeling of bulk products.

7.4 Regulatory Seizure. Should any of the DG delivered hereunder be seized or condemned by any federal or state department or agency as a result of its failure to conform to this Agreement prior to delivery, such seizure or condemnation shall operate as a rejection by Cargill of the goods seized or condemned and Cargill shall not be obligated to offer any defense in connection with such seizure or condemnation. When rejection occurs, Cargill shall deliver written notice to Producer within a reasonable time of the rejection and identify the deficiency that resulted in the rejection and at its option, Cargill may:

(a)

Dispose of the rejected goods in accordance with applicable laws, rules and regulations after first offering Producer a reasonable opportunity of examining and taking possession thereof, if the condition of the goods reasonably appears to Cargill to permit such delay in making disposition;

(b)	Dispose of the rejected goods in any manner directed by Producer which Cargill can accomplish without violation of applicable laws, rules or regulations; or
(c)

If Cargill has no available means of disposal of rejected goods and Producer fails to direct Cargill to dispose of the rejected goods as provided herein, Cargill will return the rejected goods to Producer, upon which event Cargill’s obligations with respect to said rejected goods shall be deemed fulfilled.

In addition to other obligations under this Agreement or at law, Producer shall promptly reimburse Cargill for all out-of-pocket costs reasonably incurred by Cargill in storing, transporting, returning and disposing of the rejected goods in accordance with this Agreement.

7.5 Adultered DG. If Producer knows or reasonably suspects that any DG produced at the Facility is adulterated or misbranded, or is not in compliance with the Specifications or the other terms of the Agreement, Producer shall immediately so notify Cargill in writing so that such DG can be tested before entering interstate commerce. If Cargill knows or reasonably suspects that any DG produced by Producer at the Facility is adulterated, misbranded or otherwise not in compliance with the terms of this Agreement, then Cargill may obtain independent laboratory tests of the affected DG. If such DG is tested and found to comply in all respects with the Specifications and the terms of this Agreement, Cargill shall pay all testing costs, and if the DG is found not to comply in all respects with the Specifications and the terms of this Agreement, Producer will pay all testing costs; provided, however, that if such testing was prompted by Producer’s notice to Cargill under this Section 7.5, Producer will pay all testing costs.

7.6 Recalls. Producer shall, at its sole cost and expense, comply and cooperate with any recall of DG reasonably determined to be necessary by Cargill. In the event that it is deemed necessary or appropriate by Cargill in its reasonable determination, either in response to government action or otherwise, to recall any DG produced by Producer pursuant to this Agreement due to non-conformance with the Specifications or the terms of this Agreement, Producer agrees to be responsible for all reasonable out-of-pocket costs of such recall and recovery, including, but not limited to, loss of products, transportation of products, notices and communications necessary or appropriate to effecting such recall and all reasonable out-of-pocket costs and expenses incurred in defending actions brought in connection with such recall.

7.7 Sampling. Producer will take a minimum of one (1) origin, representative sample from each lot (i.e., each truck or railcar load) of the DG before it leaves the Facility, and shall, at a minimum, test such lots for conformance with the Specifications relating to moisture content. Cargill shall be entitled to witness the taking of samples. Producer will label these samples to indicate the DG’s lot numbers, date of shipment, and the truck or railcar number. Producer shall send one sample to Cargill promptly upon Cargill’s request. Producer may request that the Cargill test results be provided to it at any time after the tests are completed. Producer will also retain the samples and labeling information for no less than one (1) year or any longer period required by law. If destination samples at the customer’s facility indicate that the DG does not conform to the Specifications, or otherwise fails to meet the requirements of this Agreement, those samples shall be determinative.

7.8 No Liens. Producer warrants that DG delivered to Cargill hereunder shall be free and clear of all liens and encumbrances of any nature whatsoever.

7.9 Customer Claims. If any customer makes a claim against Cargill as a result of Producer’s DG failing to meet the Specifications or to the requirements of this Agreement, Producer shall indemnify Cargill against any damages or losses that it incurs as a result of such claim; provided, that Producer shall not be required to indemnify Cargill for such claims to the extent (i) the DG conformed in all respects to the Specifications and the other requirements of this Agreement upon unload and acceptance at the customer’s facility; (ii) the railcar or truck used to transport the DG from the Facility was in a clean and sanitary condition, compliant with all applicable laws and regulations and suitable for the loading and transportation of the DG; and (iii) the seals on the railcar or truck used to transport the DG from the Facility were in good working order and were properly secured prior to leaving the Facility. Producer’s liability for such claims shall not be subject to the limitations set forth in Section 8 of the Master Agreement.

8. QUANTITY AND WEIGHTS.

8.1 Purchase of DG. Subject to the terms and conditions of this Agreement, Cargill shall purchase from Producer all of the DG produced at the Facility. In the event that Producer increases the capacity of the Facility pursuant to the installation of new or additional equipment, upon reasonable notice to Cargill, such additional volume shall be added to this Agreement and purchased by Cargill pursuant to the terms of this Agreement. On the first Cargill Working Day of each month (commencing on the month during which the Projected Date of First Delivery is to occur) Producer shall notify Cargill of its scheduled production, determined by Producer good faith on a monthly basis, for the upcoming three (3) month period (the amount scheduled for each month in such production schedule notice being called the “Scheduled Monthly Production”). Once the Scheduled Monthly Production has been established for a month, Producer may increase but may not reduce the Scheduled Monthly Production for such month in a subsequent production schedule notice unless the reduction will not cause or result in a breach by Cargill of sales commitments it has made with respect to the month or Cargill otherwise approves such reduction. Producer shall notify Cargill of anticipated production downtime or disruption in DG availability at least three (3) months in advance of such outage. In addition to the production schedule notice, Producer shall provide a written estimate to Cargill of the volume of DG to be produced and delivered by Producer at least five (5) days prior to the beginning of the week during which it is to be removed by Cargill, together with a notice of the amount of DG in storage as of the date of the notice. “Cargill Working Day” means Monday, Tuesday, Wednesday, Thursday or Friday except for Cargill Holidays. “Cargill Holidays” are New Years Day, Presidents Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving Day, the day after Thanksgiving Day, Christmas Eve Day and Christmas Day (or, with respect to Christmas, the Cargill Holidays may differ from actual Christmas Eve Day and Christmas Day if such days fall on a weekend).

8.2 Date of First Delivery. Producer shall notify Cargill, in writing, at least thirty (30) days prior to the date it expects to make first delivery of DG to Cargill (the “Projected Date of First Delivery”). Additionally, Producer shall provide a best estimate of production on a daily basis for the six (6) month period following the date of first delivery. For the avoidance of doubt, Cargill shall not be obligated to enter into sales agreements for DG or arrange for any rail or truck freight until Producer has provided Cargill with written notice of the Projected Date of First Delivery.

8.3 Failure to Produce/Deliver. In the event Producer fails to produce DG in accordance with the Scheduled Monthly Production for a month for reasons other than an event of Force Majeure (as defined in Section 3 of the Master Agreement) affecting Producer or a default by Cargill, and as a result Cargill is required to purchase DG from third parties to meet previous DG sale commitments that are based upon the Scheduled Monthly Production for the month, Cargill may charge Producer, and Producer shall promptly pay to Cargill, an amount equal to the deficiency volume multiplied by the positive difference (if any) between the per ton price of replacement DG and the price per ton that Cargill would have paid to Producer for such DG under this Agreement, plus Cargill’s commission on the deficiency volume, as set forth in Exhibit A.

8.4 Weighing. The quantity of DG delivered to Cargill at the Facility shall be established by weight certificates obtained from Producer’s scales or from such other scales as the Parties shall mutually agree, which are certified as of the time of weighing and which comply with all applicable laws, rules and regulations. In the case of railcar shipments, the official railroad weights will govern establishment of said quantities. Producer shall provide Cargill with a fax copy of the outbound weight certificates on a daily basis and such outbound weight certificates shall be determinative of the quantity of DG for which Cargill is obligated to pay pursuant to Section 3.

8.5 Facility Product Mix. On an ongoing basis during the term of this Agreement, Cargill shall, after consultation with Producer and based on the production capabilities of the Facility, determine the quantities of distiller’s dried grains, distiller’s dried grains with solubles, wet distiller’s grains, modified wet distiller’s grains, modified dried distiller’s grains and condensed distiller’s solubles that Producer shall be obligated to produce and make available to Cargill. Cargill shall use commercially reasonable efforts to select a facility product mix that is reasonably satisfactory to Producer.

8.6 Cargill Force Majeure Event Indemnity. Producer agrees to indemnify and hold harmless Cargill, its Affiliates and their respective officers, directors, employees, agents, shareholders and representatives with respect to any claim by the intended purchaser of Producer’s DG for a breach of Cargill’s delivery obligations arising in connection with Cargill’s exercise of its force majeure rights upon the occurrence of an event of Force Majeure affecting Producer, provided that Producer shall not be required to so indemnify if, and only if, Cargill (a) failed to issue its standard form sales contract to such intended purchaser containing the force majeure provisions described in Exhibit C hereto (as such force majeure provisions may be amended from time to time by Cargill with the consent of Producer, such consent not to be unreasonably withheld, delayed or conditioned); and (b) did not otherwise have a negotiated supply agreement with such intended purchaser containing force majeure provisions reasonably acceptable to Producer. At Cargill’s option, Producer shall be required at its expense to defend Cargill with counsel reasonably acceptable to Cargill in connection with any such third-party claim to the extent the indemnity contained in this Section 8.6 applies.

9. MARKETING EFFICIENCIES.

9.1 Standard of Care. Cargill agrees to market Producer’s DG using the same standards it uses to market its own DG production and the DG production of third parties for whom Cargill provides DG marketing services to (a) maximize the DG price and minimize freight and other costs relevant to DG sales and (b) achieve the best available return to Producer and Cargill, subject to relevant market conditions. Producer acknowledges that Cargill will use its reasonable judgment in making decisions related to the quantity and price of DG marketed under this Agreement, in light varying freight and other costs, and the fact that Cargill may sell and market DG on its own account and/or on the account of third parties into the same markets where Cargill sells Producer’s DG.

9.2 Conflict of Interest. In light of the inherent uncertainties associated with marketing DG in the relevant markets, Producer waives any claim of conflict of interest against Cargill for failure to use commercially reasonable efforts to maximize the DG price, minimize freight and other costs relevant to DG sales, or to achieve the best available return to Producer to the extent such claims relate to any such conflict of interest or alleged preference to third parties for whom Cargill provides distiller’s grains marketing services; provided, however, that Producer does not waive its right to terminate this Agreement for any such conflict of interest that directly results in material quantifiable pecuniary loss to Producer. If Cargill disputes the existence or impact of the conflict of interest, Producer and Cargill shall follow the dispute resolution procedures set forth in Section 6 of the Master Agreement in order to determine whether Producer may terminate this Agreement, and Cargill and Producer shall continue to perform their obligations under this Agreement in good faith during the pendency of such dispute resolution proceedings.

10. TERM. The term of this Agreement is ten (10) years, commencing as of the Effective Date.

11. EVENTS OF DEFAULT.

11.1 Cargill Event of Default. The following shall constitute events of default on the part of Cargill (each, a “Cargill Event of Default”) under this Agreement:

a)

Cargill fails on three (3) separate occasions within any twelve (12) month period to purchase DG in accordance with Section 1.1 under circumstances where such breach or failure is not excused by this Agreement, including by a Force Majeure condition; provided, however, that any such breach or failure shall not constitute a triggering occurrence hereunder unless such breach or failure causes Producer to shut down or suspend operations at the Facility due to excess quantities of DG at the Facility, and Producer has provided Cargill with written notice of each such failure;

b)

Cargill fails to pay any amount that is due to Producer under this Agreement that is not excused by this Agreement, and (i) Producer provides written notice to Cargill of such failure, and (ii) Cargill fails to pay to Producer such past-due amount (plus amounts payable pursuant to Section 11.3(a)(1), if any) within seven (7) days of Cargill’s receipt of such confirmation.

c)

willful misconduct by Cargill in the performance of its obligations hereunder and Producer provides Cargill with written notice of such incident where (i) such willful misconduct has a Material Adverse Effect on Producer or the Facility; and (ii) such willful misconduct is done under the direction of or otherwise sanctioned by an officer of Cargill within the Cargill Non-Grain Feed Ingredients Business Unit; or

d)

Cargill files a voluntary petition in bankruptcy, has filed against it an involuntary petition in bankruptcy, makes an assignment for the benefit of creditors, has a trustee or receiver appointed for any or all of its assets, is insolvent or fails or is unable to pay its debts generally when due, in each case where such petition, appointment or insolvency is not dismissed, discharged or remedied, as applicable, within sixty (60) days.

11.2 Producer Event of Default. The following shall constitute events of default on the part of Producer (each, a “Producer Event of Default”) under this Agreement:

a)

Producer fails to pay any amount that is due to Cargill under this Agreement that is not excused by this Agreement, and (i) Cargill provides written notice to Producer of such failure, and (ii) Producer fails to pay to Cargill such past-due amount (plus amounts payable pursuant to Section 11.3(a)(1), if any) within seven (7) days;

b)

willful misconduct by Producer in the performance of its obligations hereunder and Cargill provides Producer with written notice of such incident where (i) such willful misconduct has a Material Adverse Effect on Cargill; and (ii) such willful misconduct is done under the direction of or otherwise sanctioned by an officer of Producer; or

c)

Producer files a voluntary petition in bankruptcy, has filed against it an involuntary petition in bankruptcy, makes an assignment for the benefit of creditors, has a trustee or receiver appointed for any or all of its assets, is insolvent or fails or is unable to pay its debts generally when due, in each case where such petition, appointment or insolvency is not dismissed, discharged or remedied, as applicable, within sixty (60) days.

11.3 Remedies and Procedures.

a) Remedies for Breach Not Constituting an Event of Default. In the event that either Party breaches or fails to perform any commitment or obligation contained herein, under circumstances where such breach or failure does not constitute a Cargill Event of Default or a Producer Event of Default (each, as the context requires, an “Event of Default”), and such breach or failure is not excused by this Agreement, including by a Force Majeure condition, the other Party (the “Non-Defaulting Party”) may exercise any remedy or right specified in the Master Agreement or this Agreement in connection with such breach or failure. In addition, and without limiting the foregoing:

(1) in the event either Party fails to pay any amounts due to the other Party when due, the Non-Defaulting Party shall be entitled to charge and receive interest accrued on the unpaid amount from the date it was due until the date actually paid at the Default Rate;

(2) if a Party breaches or fails to perform in any material respect any of its commitments or agreements contained in this Agreement, the defaulting Party shall be liable to the Non-Defaulting Party for Damages arising out of or resulting from such breach as provided in Section 8 of the Master Agreement (subject to the Non-Defaulting Party’s duty to mitigate its Damages); provided, however, in the event of a material breach by Cargill hereunder of its obligation to purchase or market DG, the measure for Damages arising from such breach shall include the loss of revenues suffered by Producer as a result of such breach, so long as (A) the Damages payable under this proviso in connection with each such breach, on a per occurrence basis, exceed Ten Thousand Dollars ($10,000) and (B) such Damages payable exclude Damages to the extent arising out of breaches by third parties under the rail and truck transportation agreements referred to in

Section 6.1. For the avoidance of doubt, the amount of revenues lost shall be calculated by reference to the average price of DG from the Facility sold by Cargill to its customers for the 7-day period ending on the date of the breach; and

(3) if a Party breaches or fails to perform in any material respect any of its commitments or agreements contained in any Principal Document, and such breach or failure is of a continuing nature, the Non-Defaulting Party may (A) request the defaulting Party, as a condition of continuing its performance under this Agreement, to provide adequate assurance of performance of the defaulting Party’s obligations under this Agreement; and/or (B) seek injunctive relief.

b) Remedies for Events of Default. Upon the occurrence of an Event of Default that has not been waived by the Non-Defaulting Party, the Non-Defaulting Party shall have all of the following rights and remedies in addition to the rights and remedies specified in Section 11.3(a) above, which may be exercised in such order or combination as such Non-Defaulting Party may determine: (i) terminate this Agreement, or (ii) subject to the limitations set forth in Section 8(c) of the Master Agreement (relating to consequential damages), pursue any other remedies available at law or in equity.

12. NEW PRODUCTS. The Parties acknowledge that this Agreement contemplates the production and marketing of certain types of DG, meeting certain specifications, generally intended for use as animal feed products. Nonetheless, it is the intent of the Parties that the following provisions shall apply if Producer desires to produce new products derived from DG or any component thereof (including without limitation fats, carbohydrates or protein) that are created or developed during the term of this Agreement, whether or not intended for use as animal feed products (collectively, “New Products”):

12.1 Producer shall provide Cargill with ninety (90) days’ prior written notice of its intent to produce New Products (the “New Product Notice”). The New Product Notice shall contain detailed information about the New Products, including without limitation a detailed description of the New Products, intended markets, and anticipated volume;

12.2 If Cargill contracted to sell any of Producer’s DG to third parties at the time of receipt of the New Product Notice (“Contracted Volume”), then Producer shall pay Cargill the difference if any between (a) the price that Cargill pays to replace the Contracted Volume, and (b) the price that Cargill would have paid Producer for such Contracted Volume under this Agreement;

12.3 With respect to New Products that are substantially similar to DG in terms of their characteristics and intended end use, Producer agrees to engage Cargill to distribute and market, and Cargill agrees to distribute and market, 100% of Producer’s production of such New Products produced at the Facility, on terms and conditions identical to the terms and conditions set forth in this Agreement, with amendments as necessary to provide the specifications and anticipated volumes applicable to such New Products; and

12.4 With respect to New Products that are not substantially similar to DG, within sixty (60) days of its receipt of the New Product Notice, Cargill shall notify Producer in writing as to whether Cargill desires to distribute and market such New Products. If Cargill so determines to distribute and market such New Products, then (a) Cargill shall use commercially reasonable efforts to aid Producer in its development of such New Products; (b) Producer and Cargill shall in good faith negotiate amendments to this Agreement to accommodate such New Products; and (c) Cargill shall have a right of first refusal to distribute and market such New Products.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Distiller’s Grains Marketing Agreement to be executed by its respective duly authorized representative as of the day and year first above written.

CARGILL, INCORPORATED
By:	/s/ George Schember
Name: George Schember Title: VP Commercial Manager Horizon Milling

PIONEER TRAIL ENERGY, LLC
By:	/s/ Scott H. Pearce
Name: Scott H. Pearce Title: Authorized Representative

EXHIBIT A

Terms relating to payment and commission calculation

Cargill agrees to pay Producer for all Standard-Grade DDG and DDGS loaded into railcars and trucks and weighed at the Facility for shipment to customers an amount equal to the lesser of (i) ninety-seven percent (97%) of the F.O.B. Facility Price or (ii) the F.O.B. Facility Price minus $2.00 per ton, with Cargill being entitled to retain as its commission the greater of the remaining three percent (3%) or $2.00 per ton(“Initial Price”), with settlement weights as described in Section 8.4 of the Agreement.

Cargill agrees to pay Producer for all Non-Standard-Grade DDG and DDGS loaded into railcars and trucks at the Facility and weighed for shipment to customers, an amount equal to the lesser of either (i) the F.O.B. Facility Price for such Non-Standard-Grade DDG or DDGS less three percent (3%) of the weighted average F.O.B. Facility Price of all Standard-Grade DDG or DDGS sold by Cargill to third parties in a rolling thirty (30) day period preceding the date of Producer’s invoice, or (ii) the F.O.B. Facility Price for such Non-Standard DG less $2.00 per ton, with Cargill being entitled to retain as its commission the greater of the remaining three percent (3%) or $2.00 per ton (“Non-Standard Initial Price”).

Cargill agrees to pay Producer for all Standard-Grade and Non-Standard-Grade DWG, MDWG, MDDG, and CDS loaded into railcars and trucks at the Facility and weighed for shipment to customers an amount equal to the F.O.B. Facility Price for such material minus $3.00 per ton with Cargill entitled to retain such $3.00 per ton as its commission.

“Accessorial Charges” shall mean charges imposed by third parties for the off-loading, movement and storage of Producer’s DG, including without limitation taxes, tonnage taxes, hard-to-unload truck or railcar charges/transloading charges, bad order railcar repair charges, fuel surcharges, storage charges, demurrage charges, product shrinkage, detention charges, switching, and weighing charges. Neither Party shall be responsible for demurrage charges caused solely by the negligence or willful misconduct of the other Party.

“Delivered Sale Price” shall mean sales dollars received by Cargill for Producer’s DG, inclusive of tariff freight, as evidenced by Cargill’s invoices to its own customers.

“F.O.B. Facility Price” shall mean the F.O.B. sale price equivalent net of applicable deductions and costs as described in this Agreement, including without limitation Accessorial Charges and Tariff Freight Costs (or, if applicable, the Delivered Sales Price net of applicable deductions and costs as described in this Agreement, including without limitation Accessorial Charges and Tariff Freight Costs) that Cargill invoices its third party customers.

“Tariff Freight Costs” shall mean freight and related costs incurred by Cargill to transport Producer’s DG.

“Standard-Grade” shall mean DG that meet the Specifications set forth in this Agreement.

“Non-Standard-Grade” shall mean DG that fail to meet the Specifications set forth in this Agreement, but which Cargill nonetheless accepts for marketing under this Agreement. For purposes of illustration only, assume that Cargill purchases ten (10) tons of Standard DG from Producer, and resells said Standard DG to a third-party purchaser at $100/ton (the F.O.B. Facility Price) plus a $50/ton tariff rate charge, resulting in a $1,500 sale invoice to said third party. Assume also that Cargill incurs and pays $3 per ton in Accessorial Charges. In such instance, Cargill would pay, or cause to be paid, the freight of $500, and the remaining $1,000 would be split as follows: $970 to the Producer and $30 to Cargill. Since 3% of $100 equals $3.00 and is greater than the $2.00 per ton minimum flat fee, $3.00 per ton. Producer shall also promptly reimburse Cargill for $30 in Accessorial Charges.

The Parties acknowledge that Cargill will pay Producer for its DG within thirty (30) days from the date that Cargill invoices each customer for such DG, despite the fact that actual Accessorial Charges and Tariff Freight Costs may not be determined during such timeframe. Accordingly, Cargill will pay Producer based on the actual Delivered Sales Price less estimated Accessorial Charges and Tariff Freight Costs. Once the actual Accessorial Charges and Tariff Freight Costs for each shipment are known, Cargill will true-up the difference with Producer based on the actual, as opposed to the estimated, amounts and will provide Producer with reasonable information supporting such amounts. If the actual Accessorial Charges and Tariff Freight Costs are less than the estimated Accessorial Charges and Tariff Freight Costs, Cargill will remit the difference to Producer. If the actual Accessorial Charges and Tariff Freight Costs are greater than the estimated Accessorial Charges and Tariff Freight Costs, Producer will remit the difference to Cargill, or Cargill will offset the total amount against other monies due to Producer from Cargill.

Whenever in Cargill’s reasonable judgment it is in the best interests of both Cargill and Producer, Cargill shall be permitted to purchase DG for its own account. In every such instance, Cargill shall pay for all DDG and DDGS loaded into railcars and trucks and weighed for shipment to customers, an amount equal to the lesser of either (i) the weighted average F.O.B. Facility Price of all DDG and DDGS sold by Cargill to its customers in the week in which Cargill takes delivery for its own account less three percent (3%), with Cargill being entitled to retain such 3% as its commission; or (ii) the weighted average F.O.B. Facility Price of all DDG and DDGS sold by Cargill to its customers in the week in which Cargill takes delivery for its own account less $2.00 per ton, with Cargill being entitled to retain such $2.00 per ton as its commission. Alternatively, the Parties may mutually agree on a price for such DG.

With respect to DWG, MDWG, MDDG, and CDS that Cargill purchases for its own account, Cargill shall pay Producer for such material that is loaded into railcars and trucks at the Facility and weighed for shipment to customers an amount equal to the weighted average F.O.B. Facility Price of such DWG, MDWG, MDDG, and CDS sold by Cargill to its customers in the week in which Cargill takes delivery for its own account minus $3.00 per ton, with Cargill being entitled to retain such $3.00 per ton as its commission. Alternatively, the Parties may mutually agree on a price for such DG.

EXHIBIT B

Specifications

Producer covenants that all dried distiller’s grains with solubles (“DDGS”) shall, at the time of unload and acceptance at the customer’s facility, conform to the following Specification:

Component	Maximum %	Minimum %
Protein	-	27
Fat	-	9
Fiber	15	-
Moisture	12	-
Ash	6

Producer covenants that all distiller’s wet grains (“DWG”) shall, at the time of unload and acceptance at the customer’s facility, conform to the following Specification:

Component	Maximum %	Minimum %
Protein	-	10.5
Fat	-	3
Fiber	5	-
Moisture	65	-
Ash	2.5

Producer covenants that all dried distiller’s grains (“DDG”) shall, at the time of unload and acceptance at the customer’s facility, conform to the following Specification:

Component	Maximum %	Minimum %
Protein	-	27
Fat	-	7.5
Fiber	13	-
Moisture	12	-
Ash	3

Producer covenants that all modified distiller’s wet grains (“MDWG”) shall, at the time of unload and acceptance at the customer’s facility, conform to the following Specification:

Component	Maximum %	Minimum %
Protein	27	16
Fat	-	8.5
Fiber	8.4	-
Moisture	50	-
Ash	2.7

Producer covenants that all modified distiller’s dry grains (“MDDG”) shall, at the time of unload and acceptance at the customer’s facility, conform to the following Specification:

Component	Maximum %	Minimum %
Protein	27	15
Fat	-	5
Fiber	12	-
Moisture	40	-
Ash	3

Producer covenants that all condensed distiller’s solubles (“CDS”) shall, at the time of unload and acceptance at the customer’s facility, conform to the following Specification:

Component	Maximum %	Minimum %
Protein	-	16
Fat	-	19
Fiber	1	-
Moisture	65	-
Ash	9

For the avoidance of doubt, the Parties agree that each of the foregoing Specifications are commercial specifications and are not to be calculated on a 100% dry matter basis.

EXHIBIT C

Cargill Sales Contract Force Majeure Provision

Neither seller nor buyer shall be deemed in default of any terms or conditions of this contract for any delay in performance or for nonperformance if the delay or nonperformance is caused by (a) compliance with or changes in applicable law, bad weather, war, fire, civil commotion, acts of terrorism, riots, strikes, lockouts, labor disputes, acts of God, electrical shortage, or releases of hazardous materials, (b) the disruption, breakdown or unavailability of production, transportation or storage facilities, any machinery or equipment or other unusual or extraordinary breakdowns or the failure to obtain production, transportation or storage on reasonable terms, (c) the failure by any party with whom seller has contracted for the purchase of distiller’s grains, or (d) any other cause, whether or not of the same class or kind described in (a) through (c) hereof, beyond the reasonable control of such party (each, a “Force Majeure Event”). In the event of a delay in performance or nonperformance, the delaying or non-performing party shall immediately notify the other party in writing specifying the cause of delay or nonperformance and the estimated time of performance.

If a Force Majeure Event occurs, then the delaying or non-performing party, without liability for failure to comply with the terms of this contract, may discontinue or curtail the amount of distiller’s grains which it tenders or accepts; provided that delaying or non-performing party shall immediately give notice of that fact to the other party and shall likewise give a second notice upon elimination or cessation of the Force Majeure Event.

In the event that delay in performance or a nonperformance due to a Force Majeure Event continues or will continue for more than fifteen (15) consecutive days, the other party shall have the right to terminate this contract upon ten (10) days’ written notice to the delaying or non-performing party. If, because of a Force Majeure Event, there is a shortage of seller’s supply of distiller’s grains sold hereunder such that seller is unable to meet its requirements for its own use and for the sale to customers of all kinds (including buyer), seller may allocate its supply in good faith according to its discretion. Under no circumstance shall seller be required to acquire distiller’s grains to replace supplies that are unavailable due to a Force Majeure Event, and should seller acquire additional distiller’s grains, seller shall not be required to allocate any such distiller’s grains to buyer.